Nuveen Global Cities REIT, Inc.

January 30, 2018

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Global Cities REIT, Inc. Registration Statement on Form S-11 File No. 333-222231 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuveen Global Cities REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m. EST on January 31, 2018, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

/s/ James E. Sinople
James E. Sinople Chief Financial Officer and Treasurer

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP Mr. Jason W. Goode, Alston & Bird LLP